

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Winston L. Black
Chief Executive Officer
SWK Holdings Corporation
14755 Preston Road, Suite 105
Dallas, TX 75254

Re: SWK Holdings Corporation
Form 10-Q
Exhibit No. 10.1 Non-Exclusive License Agreement between
Enteris BioPharma, Inc. and Cara Therapeutics, Inc. dated as of August 20, 2019
Filed November 14, 2019
File No. 000-27163

Mr. Black:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance